Annual Meeting Results
An annual meeting of the fund's shareholders was held on August 3, 2000. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The fund's shareholders elected to decrease the size of its Board of Directors to eight directors.
The following votes were cast regarding this matter:

Shares		Shares			Broker
Voted "For"		Voted "Against"	Abstentions	Non
Votes
9,893,417		107,618			182,030
	-


(2) The fund's shareholders elected the following directors:


					Shares
			Shares	Withholding
			Voted "For"	Authority to Vote
Robert J. Dayton	9,998,571	    184,495
Roger A. Gibson	9,998,571	    184,495
Andrew M. Hunter III	9,998,571	    184,495
Leonard W. Kedrowski	9,998,571 	    184,495
John M. Murphy, Jr.	9,998,571	    184,495
Robert L. Spies	9,998,571	    184,495
Joseph D. Strauss	9,997,371	    185,695
Virginia L. Stringer	9,994,344	    188,722


(3) The fund's shareholders ratified the selection by the fund's Board of Directors of Ernst & Young as the independent public accountants for the fund for the fiscal year ending November 30, 2000. The following votes were cast regarding this matter:

Shares	Shares		Broker
Voted "For"	Voted "Against" Abstentions	Non Votes
9,978,487		55,363	 149,216       -

(4) The fund's shareholders voted on a proposal to change the fund's investment restriction governing investments in real estate. This proposal did not receive the required majority of votes required for approval. The following votes were cast regarding this matter:

Shares	Shares		Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
3,791,163	2,031,010  		265,926	     -